UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D-A/2

Under the Securities Exchange Act of 1934

EN2GO INTERNATIONAL INC.

(Name of Issuer)

common stock

(Title of Class of Securities)

293866 208

(CUSIP Number)

Richard Genovese

6249 McCleery Street
Vancouver, British Columbia
CANADA   V6N 1G3
(604) 765-0661
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box. [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240-13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No………………..293866 208

1.           Name(s) of Reporting Persons: Richard Genovese

              I.R.S. Identification Nos. of above persons: N/A

2.           Check the Appropriate Box if a Member of a Group (See Instructions)     _______ (a)
                                             _______ (b)

3.           SEC Use Only

4.           Source of Funds: PF

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)   N/A

6.           Citizenship or Place of Organization:     Canada

Number of shares beneficially owned by each reporting person with:

7.           Sole Voting Power:  7,500,000 common shares and 7,500,000 share purchase warrants

8.           Shared Voting Power: 0

9.           Sole Dispositive Power: 7,500,000 common shares and 7,500,000 share purchase warrants

10.         Shared Dispositive Power: 0

11.         Aggregate Amount Beneficially Owned by Each Reporting Person
              7,500,000 common shares and 7,500,000 share purchase warrants

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (  )

13.         Percent of Class Represented by Amount in Row (11)     49.16%

14.         Type of Reporting Person:  IN

Item 1.

Security and Issuer

This statement on Schedule 13D relates to the shares of Common Stock, par value $0.00001 per share (the “Common Stock”), of EN2GO International, Inc. fka Medusa Style Corporation, a Nevada corporation (the “Company”).  The Company’s principal executive offices are located at 2921 West Olive Avenue, Burbank, California, 91505.

Item 2.  Identity and Background

(a)	This statement is filed by Richard Genovese; (the “Reporting Person”).

(b)	Residence or Business address: 6249 McCleery Street, Vancouver, BC, V6N 1G3.

(c)	Present Principal Occupation or Employment: President and Director of Connect Capital Ltd.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities law or finding any violation with respect to such laws.

(f)	Citizenship: Canadian

Item 3.  Source and Amount of Funds or Other Consideration

As of the date hereof, the Reporting Person beneficially owns 7,500,000 common shares and 7,500,000 share purchase warrants with one warrant exercisable into one common share at $0.15 per share.

The common shares were acquired as a result of convertible debentures purchased on January 30, 2009 and August 20, 2009, from the Issuer for an aggregate of $750,000.00. The debentures were converted at no extra cost into 7,500,000 common shares, a rate of $0.10 per share on September 25, 2009.

The warrants were acquired in connection with convertible debentures purchased on January 30, 2009 and August 20, 2009, from the Issuer for an aggregate of $750,000.00.  5,450,000 share purchase warrants expire on January 30, 2012 with the additional 2,050,000 share purchase warrants expiring on August 20, 2012.

The convertible debentures were acquired with personal funds of the Reporting Person.

Item 4.  Purpose of Transaction

The Reporting Person acquired from the Company, a convertible debenture for $545,000.00 in January 2009 and a convertible debenture for $205,000.00 in August 2009.  The debentures are convertible at no extra cost into common shares at a conversion rate of $0.10 per share and were converted into 7,500,000 common shares of the Company’s common stock on September 25, 2009.

The debentures also provided for an aggregate of 7,500,000 share purchase warrants with each warrant exercisable into common shares at an additional $0.15 per share.  5,450,000 share purchase warrants expire on January 30, 2012 and the remaining 2, 050,000 share purchase warrants expire on August 20, 2012.

The convertible debentures were acquired for investment purposes only.

Item 5.  Interest in Securities of the Issuer

(a)
The Reporting Person beneficially owns 7,500,000 common shares and 7,500,000 share purchase warrants that can be exercised within the next sixty days into 7,500,000 shares of the Issuer’s common stock, representing 49.16% of the Issuer’s total issued and outstanding shares.

(b)
The Reporting Person has sole voting power to the 7,500,000 common shares and the 7,500,000 share purchase warrants he owns directly.The Reporting Person has sole dispositive power to the 7,500,000 common shares and 7,500,000 warrants he owns directly.

(c)
During the past sixty days, the Reporting Person converted their debentures in the aggregate amount of $750,000 at no extra cost into 7,500,000 common shares of the Company at a conversion rate of $0.10 per share.

(d)	Except as described in this Schedule, no person has the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock owned by the Reporting Person.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

              None.

Item 7.  Material to be filed as Exhibits

              None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RICHARD GENOVESE
Richard Genovese

Dated:           September 29, 2009